QUORUM VENTURES, INC.
                            50 Fell Avenue, Suite 101
                        North Vancouver, British Columbia
                                     Canada


November 7, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0511

Attention:  Jay Ingram

Dear Sirs:

Re: Amendment #2 to Registration Statement on Form SB-2 - File Number 333-119715

Further to your letter dated January 10, 2005, we provide the following responses:

General
-------

1. Please provide the staff with any graphics or artwork you will use in the prospectus. For additional information regarding the staff's views on graphics, please refer to the Division's March 2001 Current Issues Outline. We may have comments.

         We have filed a small scale location map of our property as an exhibit to our amended registration statement. Otherwise, we are not included any graphics or artwork in our prospectus.

Prospectus Cover Page
---------------------

2. In the fee calculation table, provide the provision of Rule 457 upon which you are relying in order to calculate your registration fee.

         We have indicated that we are relying on Rule 457(o) in order to calculate our registration fee.

3. We note that the legend following the cross-reference to the risk factors section is in all capital letters. All capital letters impede the readability of the disclosure. Instead of all capital letters, use bold face or italics to highlight the information. Revise throughout the prospectus as appropriate.

         We have replaced all capital letters with type in italics, as requested.

Summary
-------
4.       In the initial paragraph, please identify the reference to "we" and
         their relationship to the    company.  If the  term  is  meant  to
         refer to Quorum Ventures, please disclose.

         We have clarified that "we" refers to Quorum Ventures Inc.

5. Please clarify here, and elsewhere as appropriate, that there is no assurance of when, if ever, to be shares will be quoted on the OTC Bulletin Board.

         We have clarified in the "Summary" section and elsewhere in our prospectus that there is no assurance of when, if ever, our shares will be quoted on the OTC Bulletin Board.

Termination of the Offering
---------------------------

6. With a view toward disclosure supplementally explain the disclosure indicating that the offering will terminate when "the shares no longer need to be registered to be sold or we decide to terminate the registration of shares."

         We have revised this disclosure as follows:

         "The offering will conclude when all of the 2,050,000 shares of common stock have been sold, the shares no longer need to be registered to be sold due to the operation of Rule 144(k) or we decide to terminate the registration of the shares at the discretion of our directors."

Risk Factors
------------

7.       Please do not bundle risk factors.  The final  paragraph of the first risk factor  addresses the risks  associated with the issuance of
         additional   equity  capital.   Please  consider  devoting  a  separate
         discussion to this specific risk.

         We have devoted a separate risk factor to the risk of dilution.

8. We refer you to the second risk factor. The statement, "[t]he likelihood of success must also be considered in light of the ongoing problems, expenses, difficulties, complications, and delays encountered in connection with the exploration of the mineral properties that we plan to undertake." Revise to highlight each specific risk your company will encounter in a separate factor as a development stage company that has not commenced business operations. We may have further comment.

         We have revised the noted risk factor to specifically state the exploration risks that we could encounter.

 9. To the extent possible, avoid the generic conclusion you make in the introductory paragraph and most of your risk factors that the risk discussed would have a material adverse or negative affect on your business financial condition, and/or results of operations, Instead, replace this language with specific disclosure of how your business, financial condition, and/or results of operations would be affected.

         We have revised generic risk factor headings by disclosing specifically how our business, financial condition and/or results of operations would be affected.

10.      Revise  your  risk  factor  subheadings  to  ensure  that  your subheadings clearly reflect the material risk disclosed in the narrative. For example, the subheading for risk factor 2 merely states a fact about your business that "because you have not commenced operations," you "face a high risk of business failure." Please revise your subheading for risk factors 5 and 6 so that they adequately describe the specific risk that results from the stated fact. To assist you in this regard, we refer you to "A Plain English Handbook - How to Create Clear SEC Disclosure Documents," issued by the Office of Investor Education and Assistance, which is available on our website at www.sec.gov, and the updated version of Staff Legal Bulletin No. 7. dated June 7, 1999.

         We have revised our risk factor subheading to clearly reflect the material risk disclosed in the narrative.

Selling Shareholders
--------------------

11.     Please disclose any familiar relationships between selling shareholders.

        We have disclosed the following familial relationships between the selling shareholders:

        Vijay A. Kumar and Vijai L. Kumar are husband and wife.

        Richard Dutt Sharma and Sukender Datt Sharma are brothers.

        Shankar Dutt Sharma is the cousin of Richard Dutt Sharma and Sukender Datt Sharma.

Plan of Distribution
--------------------

 12. In the fourth paragraph, we note the statement that "selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us." If these shares being registered for resale are transferred from the named selling shareholders and the new shareholders wish to rely on the prospectus to resell these shares, then a prospectus supplement would need to be filed naming these individuals as selling shareholders and providing the information required by Item 507 of Regulation S-B.

         We confirm the requirement to file a prospectus supplement if the selling shareholders transfer their shares and the new shareholders wish to rely on the prospectus to resell the shares.

 13. Disclose whether or not there is any agreement or understanding between the selling shareholders, and the partners with respect to the distribution of those shares. To this extent, please identify the parties and describe the agreements or understandings. If none, please disclose.

         There  are  no  agreements  or   understandings   between  the  selling
         shareholders and any third parties with respect to the distribution of their shares.

14. Please disclose whether or not the selling shareholders have any arrangements or agreements with any broker-dea1ers or underwriting firms to resell on behalf of the selling shareholders. Any such agreements should be filed as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B.

         The selling shareholders do not have any arrangements or agreements with any broker-dealers or underwriting firms to resell on behalf of the selling shareholders.

Directors, Executive Officers, Promoters and Control Persons
------------------------------------------------------------

15. Please name all promoters of the company. Refer to the definition of "promoter' in Rule 405 of Regulation C.

         We have disclosed Steven Bolton as our sole promoter.

16. Disclose the discipline/major in which Mr. Bolton received his Bachelor of Science degree from the University of British Columbia.

         We have disclosed that Mr. Bolton received his Bachelor of Science degree in Zoology.

17.      Considering the other activities and responsibilities of Messrs.
         Bolton and Markert, please address the potential conflicts of interest that may arise between those other activities and responsibilities and the activities and responsibilities of this company. Also, disclose the steps management intends to take to minimize such conflicts of interests.

         We have added the following disclosure under the heading "Conflicts of Interest":

         "Because neither of our directors has any other business involvement in the mineral exploration sector, we do not anticipate any conflict of interest developing between our directors and us with respect to our operations.

         However, if such a conflict arises, our bylaws provide that each officer who holds another office or possesses property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as our officer shall, in writing, disclose to the president the fact and the nature, character and extent of the conflict and abstain from voting with respect to any resolution in which the officer has a personal interest. "

Security Ownership of Certain Beneficial Owners
-----------------------------------------------

18.      Please disclose the date of the information presented in the table.

         We have disclosed the date of the information presented in the table.

Description of Business
-----------------------

19. Please file the documents evidencing the claims as exhibits to the registration statement.

         We have filed documentation evidencing the claims as an exhibit to our amendment registration statement.

20. Clarify whether or not Mr. McDonald had or has any relationship or affiliation with the company or its management. Also, disclose whether Mr. McDonald has sold his interests in mining claims to other companies who have similarly sought to register either a transaction under the Securities Act of 1933 or a class of securities under the Exchange Act and who have, subsequent to effectiveness, become subject to the reporting requirements of the Exchange Act.

         We have disclosed that neither we nor our management has any relationship or affiliation with Mr. Macdonald.

         Our search of filings made with the Commission reveals that Mr. Macdonald has sold interests in mineral claims to the following companies that have filed registration statements: Douglas Lake Minerals Inc., Texada Ventures Inc. and Normark Ventures Corp.

21.      Disclose the source of the $7,500.00 paid to Mr. McDonald for the 90%
         interest in the   claims.

         We have disclosed that we paid $7,500 to Mr. Macdonald from our cash on hand.

22. Please explain why the company does not own a 100% interest in the claims. We may have further comment.

         We have disclosed that Mr. Macdonald wished to retain a minority interest in the claims.

23. Please provide the disclosure required by Item 101(b)(4) of Regulation S-B.

         We have added the following section to our disclosure:

         "Competition

         While the mineral property exploration business is competitive, we do not anticipate having any difficulties retaining qualified personnel to conduct exploration on the Upper Ross Lake property.

         Despite competition amongst silver and gold producers, there is a strong market for any silver or gold that is removed from the Upper Ross Lake property. While it is unlikely that we will discover a mineral deposit on the property, if we do, the value of the property will be influenced by the market prices for silver and gold. These prices, to some degree, are influenced by the amount of silver and gold sold by advanced stage production companies.

         There are a large number of mineral exploration companies such as us that look to acquire interests in properties and conduct exploration on them. Given the large number of unexplored or under explored mineral properties that are currently available for acquisition, we do not expect competition to have a material impact on our business operations.

         In the mineral exploration sector, our competitive position is insignificant. There are numerous mineral exploration companies with substantially more capital and resources that are able to secure ownership of mineral properties with a greater potential to host economic mineralization. We are not able to complete with such companies. Instead, we will attempt to acquire properties without proven mineral deposits that may have the potential to contain mineral deposits."

24. Please disclose how or whether your exploration program will vary based on the types of minerals that appear to be present in commercially exploitable quantities.

         The types of minerals that we encounter on the Upper Ross Lake property will not result in changes to our proposed exploration programs or methods.

Title to the Upper Ross Lake Property
-------------------------------------

25. We note that "Mr. MacDonald holds the three mineral claims comprising the Upper Ross Lake property in trust for us." Please disclose the reasons why Mr. MacDonald holds the claims in trust and what are the consequences to the company and its shareholders of the claims being held in such a manner.

         We have disclosed the following:

         "Mr. Macdonald holds the three mineral claims comprising the Upper Ross Lake property in trust for us. It is a common procedure to have such claims held in trust given the expense that we would incur in registering as a recorded claim holder in the Northwest Territories. We can request that the claims be registered in our name at any time.

         The registration of the claims in the name of a trustee does not impact a third party's ability to commence an action against us respecting the Upper Ross Lake property or to seize the claims after obtaining judgment.

         The fee simple owner of the real property underlying the claims that comprise the Upper Ross Lake property is the government of Canada. The government has the right to sell title to this land to a third party, but is unlikely to do so given the remote location of the property."

Exploration History
-------------------
26. Please provide the staff with copies of the statistics cited the third paragraph regarding the samples grabbed by Ishtar Explorations.

         In response to engineering comment 49 below, we have removed the reference to the Ishtar Explorations grab samples. These sample results were taken from Mr. Timmins's geological report on the Upper Ross Lake property.

Geologic Assessment Report: Upper Ross Lake Property
----------------------------------------------------

27. Please file the geologist's consent as an exhibit to the registration statement. The consent should indicate that the geologist consents to the summary of the report disclosed in this subsection and that he consents to being named as an expert in the prospectus.

         Mr. Timmins will review our registration statement and provide his consent for the next amendment.

28.      Please summarize all of the material findings in Mr. Timmins' report
         and disclose Mr.   Timmins' credentials as a geological engineer.

         We have disclosed the material findings of Mr. Timmins's report as follows:

         "Mr. Timmins concludes that the Upper Ross Lake property warrants further exploration, given the previous discovery of significant grades of gold and silver mineralization. He also notes that there has never been a systematic sampling program on the property and that no modern exploration technology has ever been applied to the prospect. He recommends a two-phase exploration program to further evaluate the Upper Ross Lake Property."

         We have also disclosed Mr. Timmins's credentials.

29.      Clarify  your use of the term  "significant  grades of gold and silver mineralization." Currently, the disclosure could be confusing to a potential investor unfamiliar with mining operations and mineralization characteristics of properties. What precisely, does it mean when a property possesses "significant grades of gold and silver mineralization."

         We have clarified that mineral grades are considered significant if they are higher than would be typically found on any given property and if they suggest that the property thereby has the potential to become a mine.

Proposed Budget
---------------

30. Please disclose the source of financing for the company's anticipated budget. Also, please disclose the impact on the Company's operations should it not be able to fund the activities identified in the company's two-phase program, particularly Phase I. Will operations cease? If so, disclose management's intention for Quorum Ventures, Inc. Your discussion should include disclosure of how the company intends to manage its reporting obligations under the federal securities laws in the event the company's registration statement is declared effective. Will the company have the funds required to file current, quarterly, and annual reports? If operations cease due to a dire lack of financing, does the company anticipate commencing negotiations with potential acquisition candidates?

         We have disclosed the following:

         "We have funded the phase one exploration costs from our cash on hand. We also anticipate that we will be able to fund most or all of the phase two exploration program from our current cash on hand. In order to fund future operations, including administrative costs relating to our reporting obligations, we will have to raise additional capital. We anticipate raising funds through the sale of additional shares of our common stock or through director loans, though we do not have any commitments in this regard.

         If we are unable to raise sufficient capital, we may also consider selling a portion of the Upper Ross Lake property to a third party in exchange for that party paying us cash and/or committing to complete a certain amount of exploration on the property. We have not contacted any third parties regarding such an arrangement."

Compliance with Government Regulation
-------------------------------------

31. Discuss the anticipated costs of compliance with government regulations. Also, disclose the source of funds for such compliance. Do not limit your discussion to the initial phases of exploration.

         We have disclosed the following:

         "We will not incur any government compliance costs in connection with the proposed phase one and two exploration programs on the Upper Ross Lake property. However, when we conduct advanced exploration on the claims that includes the disturbance of surface soil, as would happen during a drilling program, we would anticipate incurring costs of around $10,000 in complying with remediation requirements. Remediation involves putting the property surface back in the same state as we initially found it. These steps usually include earth movement to fill any holes we create during exploration and tree planting.

         Also, to operate a working mine in the jurisdiction, the Environmental Assessment Act may require an environmental review process. The cost of complying with these regulations may cost as much as $100,000 during the course of exploration that will be necessary to determine whether the Upper Ross Lake property contains economic mineralization.

         In order to fund the above costs, we will have to raise additional capital. We anticipate raising funds through the sale of additional shares of our common stock, though we do not have any commitments in this regard."

Plan of Operations
------------------
32. Update the company's cash balance as of the most recent practicable date.

         We have provided our cash balance as of the most recent practicable date.

33. Please describe the first stage of your exploration program in greater detail. For instance, describe Messrs. Bolton and Markert's involvement in the initial stage.

         We have disclosed the following:

         "Phase one will consist of a consulting geologist reviewing and compiling information regarding previous exploration on the property and the re-sampling of property that are know to contain gold. The re-sampling will be conducted by a geologist and his helper. Our directors, Steven Bolton and Bryan Markert, will not be involved in exploration work on the property."

34. C1arify whether or not Mr. Timmins had or has any relationship or affiliation with the company or its management.

         Mr. Timmins has never had and does not have any relationship or affiliation with us or our management.

35.      Please expand on Mr. Timmins' "familiarity with the property area."

         Mr. Timmins has worked on other mineral exploration projects in the region of the Upper Ross Lake claims and visited the property during April 2004.

36. Please explain why the company has not entered into a format agreement with Mr. Timmins. When does the company anticipate formalizing its retainer agreement with him? Also tell us the anticipated costs associated with retaining Mr. Timmins and how the company intends to pay for his services. If the company has not reached an agreement with him by a date certain, disclose the impact this will have on the company's operations.

         We have not executed a formal agreement with Mr. Timmins because that is not the typical practice in the mineral exploration sector. The costs of Mr. Timmins's services are included in his phase one and phase two budgets.

37.      Please provide a detailed plan of operations as required by Item
         303(a) of Regulation S-B. Substantially revise this section to discuss with greater specificity the steps you intend to take in furtherance of your plan of operation. Please provide a potential investor with comprehensive disclosure of the direction in which you plan to take your company in the next twelve months of operation. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for the costs associated with and projected timeframes for achieving sustained first revenues. Currently, you do not identify any specific milestones nor do you discuss the ways in which you intend to achieve your company's objectives. We may have additional comments after reviewing your revised disclosure.

         We have revised our plan of operations disclosed. It contains the steps we intend to take in furtherance of our business over the next 12 months, as well as timeframes, costs and milestones. We have indicated that we will not earn any revenues during the next 12 months.

38.      Please disclose how the company intends to pay for  professional fees which it estimates to be approximately $15,000. Given that there are no assurances that the company will successfully complete subsequent rounds of equity financing through the sale of its common stock, disclose the alternatives that management currently has in place to continue with its proposed operations in the event that it is not able to raise the necessary capital. If operations will cease, so disclose.

         We have disclosed the following:

         "Our cash reserves are not sufficient to meet our obligations for the next twelve-month period. As a result, we will need to seek additional funding in the near future. We currently do not have a specific plan of how we will obtain such funding; however, we anticipate that additional funding will be in the form of equity financing from the sale of our common stock. We may also seek to obtain short-term loans from our directors, although no such arrangement has been made. At this time, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock or through a loan from our directors to meet our obligations over the next twelve months. We do not have any arrangements in place for any future equity financing. Our directors have indicated that they are prepared to loan us up to $50,000 for operations, though they have no obligations in this regard. Such loans would be unsecured, non-interest bearing loans with no fixed terms of repayment.

         If we are unable to raise sufficient capital, we may also consider selling a portion of the Upper Ross Lake property to a third party in exchange for that party paying us cash and/or committing to complete a certain amount of exploration on the property. We have not contacted any third parties regarding such an arrangement."

39. We note that you may obtain short-term loans from your directors. Please disclose how much management will be willing to loan the company in order to sustain operations. Also, please disclose the terms under which management will loan cash to the company.

         Our directors have indicated that they are prepared to loan us up to $50,000 for operations, though they have no obligations in this regard. Such loans would be unsecured, non-interest bearing loans with no fixed terms of repayment.

40.      The  disclosure  in the sixth and seventh  paragraphs is largely
         repetitive.   Revise  your   disclosure   to  remove  all   repetitious
         information since it does note enhance the quality of your disclosure.

         We have removed the repetitive disclosure.

Description of Property
-----------------------

41. Please disclose whether the company maintains an office. According to the facing page of the registration statement, the office is located in North Vancouver. Please provide the information required by Item 102 of Regulation S-B for the company's office. If this is the home of Steven Bolton, please disclose.

         We have disclosed that our president, Steven Bolton, provides home office space to us free of charge.

Certain Relationships and Related Transactions
----------------------------------------------

42.      Please  provide  the  disclosure  required by Item 404(d) of Regu1ation
         S-B.

         We have disclosed the following:

         Our sole promoter, Steven Bolton, has not received anything of value from us, directly or indirectly, since our inception. We have not acquired any assets from Mr. Bolton.


Part 11- Information Not Required in Prospectus
-----------------------------------------------

Exhibits
--------

43.      Please file the legality opinion with the next amendment.

         We will file the legality opinion with the next amendment.

Other Expenses of Issuance and Distribution
-------------------------------------------

44. Please explain why the company has not included printing fees as one of the expenses of issuance and distribution.

         We have included printing fees of $500 in our expense table.

                              ENGINEERING COMMENTS
                              --------------------

45. Please include page numbers with this filing to expedite communications and editing requests.

         We have included page numbers with our amended filing.

46. For your property, provide the disclosures required by Industry Guide, 7 (b). In particular, provide:

         . The location and means of access to the property.

         The Upper Ross Lake Property is located along the west shore of Upper Ross Lake, approximately 44 miles east-northeast of Back Bay at Yellowknife. The property may be accessed by float-equipped charter aircraft or helicopter from Yellowknife. The claims are 17 land miles beyond the Cameron Lake Road (Highway 4).

         . Any conditions that you must meet in order to obtain or retain title to the property.

         The Upper Ross Lake property consists of three mineral claims. These claims are registered in the name of Glen Macdonald and are in good standing until May 27, 2006. This lapse date can be extended for up to ten years, provided that we spend at least $2.00 per acre of land. The total acreage of the Upper Ross Lake claims is 1,394.55 acres. After the ten year period has elapsed, the claims must be legally surveyed and taken to lease, or the rights are forfeited.

         . A brief description of the rock formation and mineralization of existing or potential economic significance on the property.

         We have included a brief description of the rock formation and mineralization on the property in the subsection entitled "Rock Formation and Mineralization".

         . A description of the present condition of the property.

         The property is free of mineral workings.

         . A description of any work completed on the property.

         We have not completed any exploration work on the property.

         . A description of equipment and other infrastructure facilities.

         There is no equipment or other infrastructure facilities located on the property.

         . The current state of exploration of the property.

         There is no exploration currently being conducted on the property. We expect to commence an initial phase of exploration on the claims in November 2005.

         . The total cost of your property incurred to date and planned future costs.

         We have not incurred any exploration expenditures on the Upper Ross Lake property to date, along we have funded $5,000 for the exploration program that will commence in November 2005. The planned future costs are detailed in the section entitled "Geological Assessment Report:
         Upper Ross Lake Property".

         . The source of power that can be utilized at the property.

         There is no power source located on the property. We will need to use portable generators if we require a power source for exploration of the property.

         . If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

         We have stated the following:

         "The Upper Ross Lake property is without known reserves. Our proposed programs are exploratory in nature."

47. Insert a small-scale map showing the location and access to your property. This map should locate your property in relation to a political boundary such as a country, state or province. Note that SEC's EDGAR program now accepts digita1 maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. Otherwise, provide the map to the staff for our review.

         We have filed a small-scale location map as an exhibit to our amended registration statement.

48. Add a risk factor that addresses the fact that your property has not been examined in the field by a professional geologist or mining engineer and detail the risks to investors.

         Mr. Timmins, the author of our geological report on the Upper Ross Lake property, did examine the Upper Ross Lake property.

Exploration History
-------------------
49.      The third  paragraph  of this  section  refers to grab  samples ranging  from trace  amounts  to 1.6 ounces per ton gold.  As a general
         checklist,   when  reporting  the  results  of  sampling  and  chemical analyses:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
-    Eliminate all disclosure of the highest values or grades of sample sets.
-    Eliminate grades disclosed as "up to" or "as high as."
-    Eliminate statements containing grade and/or sample-width ranges.
- Aggregated sample values from related locations should be aggregated based on a weighted average of 1engths of the samples.
-    Generally, use tables to improve readabi1ity of sample and drilling data.
-    Soil samples may be disclosed as a weighted average value over some area.
-    Refrain from reporting single soil sample values.
-    Convert all ppb quantities to ppm quantities for disclosure.

Revise  your  text accordingly.

         We have removed the noted grab sample results in accordance with your checklist.

                               Accounting Comments
                               -------------------

Prospectus Summary - Summary Financial Information

50. Please revise the date of the balance sheet data to August 31, 2004 and update as necessary.

         We have filed audited financial statements for the fiscal periods ended May 31, 2004 and 2005, as well as interim financial statements for the interim period ended August 31, 2005 with our amended registration statement.

Risk factors
------------

51. You state that you have sufficient funds to conduct initial exploration. In view of your liquidity position, the offering expenses payable and the lack of any other committed source of funding, it appears to us that you do not have sufficient cash to pay for the initial exploration program. P1ease correct your disclosure here and elsewhere in the registration statement to clarify or explain to us why you believe that you have sufficient funds to conduct initial exploration.

         We disclose in our registration statement that we have provided the necessary funds for the initial exploration program on the Upper Ross Lake property and that we will need additional funds in order to complete the recommended phase two exploration program.

Notes to Consolidated Financial Statements
------------------------------------------

Note l - Nature and Continuance of Operations
---------------------------------------------

52.      Please disclose the company's year-end.

         We have disclosed that our year-end is May 31.

53. Please revise to include a description of the nature of the exploration stage activities in which the enterprise is engaged as required by SFAS 7.

         We have included a description of the nature of the exploration stage activities in which we are engaged in Note 1.

Note 2 - Summary of Significant Accounting Policies - foreign currency translation

54.      It appears that the primary  economic  environment  in which you
         operate  is  Canada.   Please  disclose  the  functional  currency  and
         reporting currency and describe briefly how you apply SFAS 52.

         We have disclosed our functional and reporting currencies and have described how we apply SFAS 52.

Note 3 - Mineral Property
-------------------------

55. The disclosure in Note 3 that the company "acquired 90% of the rights, titles and interests in three mining claims" appears inconsistent with the fact that title to the mining claims is held in trust by Mr. Macdonald, a third party. Please expand Note 3 to disclose the exact nature of the company's rights to the mineral properties. In addition, please revise to disclose when management expects the claims to be transferred to the company. Provide this disclosure in Management's Discussion and Analysis as well.

         We have revised our disclosure to indicate that we do not hold registered title to the Upper Ross Lake property and that Mr. Macdonald holds our interest in the mineral claims in trust for us.

General
-------

56. Provide a current consent in any amendment and consider the updating requirements of Item 310(g) of Regulation S-B.

         We have filed a current consent from the independent accountant and have included financial statements for the period ended August 31, 2005 which comply with the Item 310(g) updating requirements.

57. Please note that the interim financial statements included in the Registration statement may be unaudited. Refer to Item 310(b) of Regulation S-B.

         The interim financial statements included in our amended registration statement are unaudited.

         Yours truly,

         /s/ Steven Bolton

         Steven Bolton, President
         QUORUM VENTURES, INC.